Filed by Global Crossing Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Global Crossing Limited

Commission File No.: 001-16201

Global Crossing Limited

Q1 2011 Earnings Call

May 3, 2011

PARTICIPANTS

Corporate Participants

Mark A. Gottlieb – SVP-Finance & Investor Relations

John J. Legere – Chief Executive Officer

John A. Kritzmacher – Chief Financial Officer & Executive Vice President

Gary J. Breauninger – Chief Financial Officer-North America

John B. McShane – General Counsel & Executive Vice President

Other Participants

Donna A. Jaegers CFA – Vice President & Senior Research Analyst, D. A. Davidson & Co.

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, thank you for standing by. Welcome to the Global Crossing’s First Quarter 2011 Earnings Conference Call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question-and-answer session. [Operator Instructions] As a reminder, this conference is being recorded, Tuesday, May 3rd, 2011.

I would now like to turn the conference over to Mr. Mark Gottlieb, Senior Vice President, Finance and Investor Relations. Please go ahead, sir.

Mark A. Gottlieb, SVP-Finance & Investor Relations

Thank you, Savanna. Good morning, everyone, and thanks for joining us today for our first quarter 2011 earnings call. John Legere, our Chief Executive Officer; and John Kritzmacher, our Chief Financial Officer are here with us today. They will each share their comments, after which we’ll open the call for some questions.

Presentation slides can be viewed online to help follow our prepared remarks today. They are available via webcast, which you can access through our Investor Relations site. If you go to www.globalcrossing.com, access the Investors site and follow the links to the webcast. Please note that the financial results discussed on this call are unaudited results and are subject to adjustments in our final audited results to be included on our quarterly report on 10-Q.

Next, I would like to remind everyone that statements made herein that are not historical financial results are forward-looking statements as defined in Section 21E of the Securities and Exchange Act of 1934. Our actual results could differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially from those in these forward-looking statements are contained in our reports filed or furnished to the Securities and Exchange Commission, including our Annual Reports on Form 10-K and quarterly reports on Form 10-Q. We are not obligated to publicly update or revise these forward-looking statements to reflect future events or developments, except as required by law.

Information contained herein is in summary format only and is qualified in its entirety by reference to the financial statements and other information contained in our Forms 10-K and 10-Q. We refer you to our financial press releases posted at www.globalcrossing.com, which include explanations of and reconciliations with the closest GAAP financial measures for our non-GAAP measures, such as operating income before depreciation and amortization or OIBDA, free cash flow and constant currency measures.

With that, I’ll turn the call over to John Legere.

John J. Legere, Chief Executive Officer

Okay. Thank you, Mark. Good morning, good afternoon and good evening to everyone. Thank you for joining us. Let me begin with a few comments on the definitive agreement with Level 3 that we announced to all of you three weeks ago.

As I said at the time, we’re very excited about the compelling strategic fit of the two companies, which creates value for our investors and for our customers. The combined company will have increased scale with more than $6 billion of combined 2010 revenue. The combination will produce significant cost synergies with an estimated annual run rate of $340 million when fully realized, resulting in a larger company that is more competitive, with broader product capabilities and network reach to serve customers.

Level 3 brings a formidable Internet backbone, numerous metro networks and colocation facilities and a strong content delivery network and transport services capability in the United States. Global Crossing brings a strong global enterprise business and product portfolio, which includes managed and cloud-based services with a deep market presence and data center footprint in Latin America and Europe as well as an expansive global network.

Once this transaction closes, customers will have a stronger and more competitive alternative to the incumbent. Until then, Global Crossing remains keenly focused on operating our business, executing our strategy of moving up the value chain and delivering a differentiated customer experience. During the first quarter, we continued to successfully execute this strategy, capturing growth opportunities for advanced IP, Ethernet, data center and cloud-based solutions and the applications they enable.

Let’s move into a brief summary of our financial performance in the quarter. I’m pleased to report that in the first quarter, our strategic invest and grow revenue, which consists of our business serving global enterprises and carrier customers, excluding wholesale voice, increased 6% year-over-year and OIBDA increased 9% year-over-year. This year-over-year growth is consistent with the annual guidance we provided in February. We expect invest and grow revenue to resume sequential growth in the second quarter.

Our order volume for the quarter increased 9% year-over-year with average orders of $4.8 million in monthly recurring revenues. This order intake surpassed our prior highest volume of $4.6 million achieved in the second quarter of last year. As a key leading indicator, it provides a solid foundation for future growth. The quality of our order book continues to be driven by VPNs over IP and Ethernet as well as hosting, managed and collaboration services.

Revenue attrition, which includes repricing of contracts and disconnects, was slightly higher than normal, but did remain below 2%. Attrition tends to be seasonally higher in the first quarter, given the timing of contract anniversaries. In the first quarter, we saw the impact of the renewal or extension of several large multi-year contracts. We believe attrition will ease as we make our way through the year.

Let me share with you what we’re seeing in the market. First, demand in the rest of world region, which consists primarily of our North American operations, remained strong, particularly in the areas of MPLS-based VPNs over IP and Ethernet and our portfolio of IP-based collaboration solutions. In addition, we saw increasing demand for our intelligent transport and video solutions.

Second, in Latin America, data center and managed services remained strong, continuing their role as key drivers of demand, especially in Brazil, which together with Argentina, has been an engine of growth in the region. Third, in the UK, we saw continued demand for IP solutions, including IP VPN, Ethernet and managed and data center solutions. We continue to see demand from commercial enterprise customers, even as we position the company for opportunities related to the UK government’s deployment of its next-generation backbone network.

During the first quarter, we continued our advancement up the value chain by delivering value-added products and solutions, upgrading and expanding our network, and investing in resources to capitalize on growth opportunities. First, we continued to invest in our sales resources, adding approximately 9% to our quota-bearing sales professionals in the first quarter.

Second, we upgraded our terrestrial network, including modular capacity upgrades of our Wavelength Service to 40 gigabits per second on our North America, Europe and UK terrestrial networks, to address the increasing market demand for bandwidth-intensive applications and large file transmissions. In addition, we expanded our network presence to Turkey to provide multinational enterprises with connectivity into this growth market.

Third, we extended the availability of video broadcast and media services offered by our Genesis Solutions business across Latin America, leveraging our expansive network footprint in that region. Fourth, we added market leader Cisco’s complete line of virtual meeting telepresence solutions to our telepresence solutions suite.

Fifth, we were selected by Microsoft to provide our SIP Trunking solution to support their technology centers throughout the United States. These centers showcase feature-rich unified communications service for enterprise customers using SIP Trunking as the enabling technology.

Finally, we introduced our initial cloud offer, Communications as a Service. This cloud service provides an innovative, on-demand, pay-as-you-grow set of communications applications that leverages our converged IP network and expands our established collaboration portfolio.

We will continue to expand our capabilities and coverage to support the execution of our strategy of moving up the customer value chain. These future initiatives will include expanding the breadth of our cloud services to include infrastructure and security. In addition, we plan on delivering a broad range of solutions encompassing managed services and data services, and expanding the breadth of our unified communications services.

Now, as we’ve said before, more than 70% of our revenue growth from existing customers – with more than 70% of our revenue growth from existing customers, our unparalleled customer experience continues to be a key point of differentiation. We are further developing our high-touch customer service, including streamlining processes to make our customer support desk more efficient and more effective.

We’re also continuing to enhance our self-service portal capabilities, adding more robust network management functionality. The investments we have made to product capability, network and customer experience have contributed to the high levels of customer satisfaction and contributed to our success in the global enterprise markets, where we have become one of the leading alternative providers of IP and managed solutions to global enterprises.

In fact, more than 70% of our strategic invest and grow revenue is from enterprise customers. And in our most recent customer satisfaction surveys of our enterprise customers, 73% said they are very likely to recommend us to other customers. And this is compared to 49% on average for our competitors.

Now, here are a few examples of recent customer wins that illustrate our strategy of moving up the value chain to provide advanced, value-add solutions to customers with global requirements. We agreed to provide a fully managed IP VPN for multiple hub sites throughout Europe to Oxford Aviation Academy, a global supplier of aviation training and resourcing services. This network provides the foundation, upon which value-added services such as unified communications, a single global active directory, e-mail and collaboration systems can all be added.

We also announced that we provided a fully managed standard definition and high-definition video solution to several broadcasters, such as FOX SPORTS Australia, the Tennis Channel in the U.S., NTV-PLUS in Russia to support the live broadcast of the 2011 Australian Open. In addition, we were awarded a contract by Fashion One, a leading Canadian IP television service provider for managing video transmission services enabling round-the-clock programming. We contracted with a leading global manufacturing company to provide a 45 site global IP VPN, managed Internet access and voice network to improve operational efficiency for its locations in North America, Latin America and Asia.

Now, finally, a key part of our progress in moving up the value chain and one of the drivers of our growth has been in data center and colocation services, which generated $40 million of revenue in the first quarter, a year-over-year increase of just over 30%. We’ve been evolving our focus from traditional telco colocation to higher end housing and data center hosting services operated as part of a bundled network solution.

Our approach to expanding our data center capabilities is predicated on modular expansion, deploying higher value managed and hosting solutions, while augmenting capacities, where demand requires. We are also developing capabilities around the emerging cloud-based utility services model that leverages our data center footprint.

In summary, we are pleased with our first quarter year-over-year revenue and OIBDA growth that is in line with our annual guidance. We expect sequential growth in our strategic invest and grow revenue to resume in the second quarter. Over the coming months, we will continue to focus on executing our plan and strengthening our unique global capabilities and differentiated value proposition, while planning for the successful execution of our strategic combination with Level 3.

John Kritzmacher will now give you more specific detail on our financial results for the first quarter. John?

John A. Kritzmacher, Chief Financial Officer & Executive Vice President

Thanks, John. Hello, everyone. In my remarks today, I’ll review our financial results for the first quarter and provide more detail on our progress as compared to last quarter and to the first quarter of 2010. Please note the changes in foreign exchange generally did not significantly impact the sequential or year-over-year comparisons in our financial results. Accordingly, I will limit my comments on foreign exchange to those specific instances where the impacts on variances are noteworthy.

In the first quarter, the company generated invest and grow revenue of $587 million, a sequential decrease of $15 million, or 2% and a year-over-year increase of $33 million or 6%. The sequential decrease of $15 million was primarily due to a non-recurring benefit of $13 million in the prior quarter from the completion of a customer contract and an individually large sale of equipment in connection with a new managed services contract.

The $33 million year-over-year increase was principally driven by higher sales to enterprise customers in the Rest of World and GC Impsat segments. The year-over-year increase included Genesis Solutions revenue of $7 million, which is included in the Rest of World segment and a favorable foreign exchange impact of $4 million was in the GC Impsat segment.

On a segment basis, first quarter invest and grow revenue for Rest of World, GC Impsat, and GCUK was $332 million, $150 million and $113 million respectively. Rest of World decreased 1% sequentially and increased 6% year-over-year. Sequentially and year-over-year strength in our North America enterprise business was partially offset by pressures on the carrier channel.

Our federal channel revenue, which is heavily project-based and, therefore, has some volatility from quarter-to-quarter, decreased sequentially, but increased year-over-year. As John already mentioned, we saw slightly higher than usual attrition in the quarter, primarily in the form of contract repricings. This pressure is typically strongest in the first quarter and we expect it to ease for the balance of 2011.

GC Impsat decreased 1% sequentially and increased 16% year-over-year. Similar to Rest of World, GC Impsat’s first quarter generally has a disproportionate share of contract anniversaries and we experienced typical pressure on revenue in the form of enterprise contract repricing along with some pricing pressure in the carrier space. The resulting sequential decrease in infrastructure and switched data services was partially offset by growth from data center services. The year-over-year revenue increase was largely driven by growth in Brazil and across our data center business throughout the Impsat region.

Finally, GCUK decreased 12% sequentially and 5% year-over-year. GCUK revenue in the prior quarter included the aforementioned benefit of $13 million from the completion of a customer contract and in individually large equipment sale related to a new managed services contract. Year-over-year invest and grow revenue declined principally due to price reductions associated with recent contract renewals and extensions, accompanied by generally lower government spending. We continue to pursue broader enterprise opportunities in the UK and we’ve invested prudently in sales resources and enhanced capabilities to capitalize on these opportunities.

In the first quarter, the company generated consolidated revenue of $661 million, a decrease of 3% sequentially and an increase of 2% year-over-year. Our revenue base continues to evolve in favor of our strategic invest and grow revenue, which increased to 89% of consolidated revenue in the first quarter, as compared to 85% in the year ago period.

Wholesale voice revenue was $74 million in the first quarter, representing a sequential decrease of 9% and a year-over-year decrease of 21%. We continue to emphasize margin optimization over revenue growth for this non-strategic product offering.

Gross margin in the quarter was $205 million, a sequential decrease of $26 million and a year-over-year increase of $12 million. The sequential decrease was driven by higher access and accrued incentive compensation costs in addition to a $6 million non-recurring margin benefit in the prior quarter arising from the aforementioned non-recurring revenue benefit of $13 million.

The year-over-year gross margin improvement was driven by revenue growth and improved sales mix, partially offset by a $10 million of benefit from the year ago quarter from non-recurring property tax and insurance recoveries. Gross margin as a percentage of revenue was 31% in the first quarter, reflecting an increase of 120 basis points over year ago period.

For the first quarter, we reported $121 million in SG&A expense, a sequential increase of $11 million. The sequential increase was principally due to higher payroll cost, including accrued sales and incentive compensation expense, seasonally higher benefit costs and severance charges related to cost reduction initiatives. The $5 million year-over-year increase in SG&A was also primarily due to increases in these payroll costs.

We continue to invest in our sales resources and consistent with our 2011 business plan, our quota bearing sales head count increased 9% in the first quarter of 2011. During the quarter, we accrued a total of $14 million for incentive compensation, an increase of $9 million sequentially and a decrease of $4 million year-over-year. The $14 million of incentive compensation recorded in the quarter consisted of $4 million charge for stock-based accruals, primarily for long-term incentive stock grants and $10 million in cash-based accruals, primarily for the 2011 annual bonus program. As a reminder, approximately 55% of the incentive compensation accrual is reflected in cost of revenue and the remainder is reflected in SG&A.

OIBDA in the first quarter was $84 million, a sequential decrease of $37 million and a year-over-year increase of $7 million. OIBDA as a percentage of revenue was 12.7% in the first quarter compared with 11.9% in the year ago period. As discussed on our earnings conference call last quarter, the sequential decrease in OIBDA reflects the impact of non-recurring benefits in fourth quarter as well as an expected sequential increase in operating expenses. Non-recurring OIBDA benefits in the fourth quarter includes $4 million related to a favorable adjustment in provisions for continued liabilities and $5 million of OIBDA related to the aforementioned non-recurring revenue benefit of $13 million.

Within the sequential increase in operating expenses, please note that severance charges and the seasonal uptick in benefits were approximately $6 million in the first quarter and the majority of these costs will not repeat in the second quarter. The year-over-year increase in OIBDA was due to the increase in gross margin, which was up $12 million, despite $10 million of non-recurring benefit from property tax and insurance recoveries in the year ago period, partly offset by the increase in SG&A.

On a segment basis, Rest of World’s OIBDA was $17 million, a sequential decrease of $30 million. The sequential decrease was primarily due to lower revenue, including a $4 million decrease in inter-company sales for the GC Impsat segment, higher access and payroll costs and the aforementioned $4 million favorable adjustment to provisions for contingent liabilities in the prior quarter.

Year-over-year Rest of World’s OIBDA increased $10 million. The increase was primarily due to revenue growth and improved sales mix, partly offset by an increase in payroll costs. GC Impsat’s OIBDA was $49 million, an increased of $3 million sequentially, and an increase of $9 million year-over-year. The sequential increase was primarily driven by lower access costs and a favorable shift in provisions for contingent liabilities. Year-over-year the OIBDA increase was primarily driven by higher revenue and improved sales mix, partially offset by an increase in payroll costs.

And finally GCUK’s OIBDA was $18 million, a decrease of $10 million sequentially and $12 million year-over-year. The sequential decrease was primarily driven by $5 million associated with the previously mentioned contract completion and equipment sale in the prior quarter, accompanied by higher payroll expense in the current quarter, including accrued incentive compensation and severance charges. The year-over-year decrease was primarily driven by $10 million of property tax and insurance recoveries in the year ago quarter, accompanied by lower revenue in the current quarter.

For the first quarter, we reported free cash flow of negative $93 million, compared with free cash flow of $102 million in the prior quarter and free cash flow of negative $72 million in the first quarter of 2010. The sequential decrease in free cash flow was largely due to a use to cash for operating working capital, a decrease in OIBDA, lower IRU receipts and a timing driven increase in cash interest.

Please keep in mind that due to timing of interest payments on our major debt instruments, our cash interest payments are higher in the first and third quarters of each year. The year-over-year decrease in free cash flow was principally driven by lower IRU receipts and an increase in cash interest partially offset by higher OIBDA.

Cash flow used in operating activities for the quarter was $57 million, including cash used from operating working capital of $88 million after interest payments of $50 million. We received $13 million in proceeds from the sale of IRUs and prepaid services and we used $52 million for capital expenditures and principal payments on capital leases.

In addition, we entered into $37 million of new capital leases and other financing arrangements during the first quarter to fund various purchases of equipment and software licenses. Capital expenditure financing increased in the first quarter as we took advantage of favorable terms from certain vendors and third-party financing sources. We expect lower levels of new financing in the subsequent quarters of 2011.

We continue to place importance on delivering positive free cash flow for the year, as indicated in our February comments on expectations for 2011. In light of our lower IRU receipts in the first quarter, we believe positive free cash flow for the year is achievable, but may be somewhat more challenging.

Turning briefly to our capital structure, there were no material changes in the company’s capital structure in the first quarter. As of March 31st, we had 61.1 million common shares outstanding. In addition to these common shares, our fully diluted share count includes 18 million preferred shares and 3 million for share-based awards not including performance-based awards. At the end of the first quarter, our total debt was $1.5 billion, including major maturities of $1.3 billion and capital leases and other debt of $167 million.

As previously noted, we entered into $37 million of new capital leases and other equipment financing arrangements. We also made principal payments of $16 million on capital leases and $1 million on other debt. We ended the quarter with a total cash balance of $274 million, including $9 million of restricted cash. This compares to an ending cash balance of $381 million at the end of the fourth quarter, including $9 million of restricted cash, and an ending cash balance of $373 million at the end of the first quarter last year, including $14 million of restricted cash.

In summary, first quarter revenue and OIBDA results were in line with the annual guidance we provided in February. Demand for IP and data center services continues to drive year-over-year growth in our core invest and grow business. Invest and grow revenue increased 6% year-over-year, driven by 16% growth in GC Impsat and 6% growth in Rest of World.

Order volumes improved in the first quarter, providing a solid foundation for growth as the year progresses. We expect to resume a steady pattern of sequential increases in our invest and grow revenue in the second quarter, consistent with the assumptions underlying our annual guidance.

As a reminder, in our 2011 guidance, we forecasted invest and grow revenue to increase by approximately 6% to 9%. At the midpoint of the expected revenue growth range, we projected OIBDA to increase to roughly $425 million. Making our way now through the second quarter, we remain confident in the momentum of our business and in our annual growth expectations for 2011.

Meanwhile, we’re also looking forward to a very successful launch of our strategic combination with Level 3.

This completes my prepared remarks for today, and I’m now turning it to the operator to open the line for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you [Operator Instructions] And our first question comes from the line of Donna Jaegers from D. A. Davidson. Please proceed.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Hi, guys. Thanks for taking my questions. On the first quarter attrition that you mentioned, did you manage to keep the accounts and you just repriced them lower or can you give us a little more color on that?

<A – John Legere – Chief Executive Officer>: Gary?

<A – Gary Breauninger – Chief Financial Officer-North America>: Hey, Donna, it’s Gary. How are you? Exactly right, the accounts that you’re talking about it just happened that their anniversary dates coincided on Q1, which is – it’s higher seasonal anniversary in quarter for us as we’ve indicated before. But yes, the contracts that came up for renewal, we actually locked in for our longer terms and actually with some additional products and services.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Great. And the terms – typical terms are three plus years, or even longer then?

<A – Gary Breauninger – Chief Financial Officer-North America>: Yeah. On the enterprise side, two to three years; there were a few in there on the carrier side that were more in the 18-month timeframe.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Great. And then on pricing, can you talk a little bit about what you see going on with pricing both on the enterprise side and more on the carrier side?

<A – Gary Breauninger – Chief Financial Officer-North America>: Yeah, I think, Donna, as we’ve said before, I think the curves on pricing have flattened out as far as the per annum declines. If you think about the buckets of products – our premium based products inclusive of VPNs and data center type services, you’re looking at mid to high-single digit declines per annum. If you think about some of the basic data services such as low-speed private lines, some of the usage-based services more in the 10% to 15% range. Those first two buckets are where the biggest portion of our base and bigger portion of our growth comes from. And then there is still some competition at the high-speed transit and wavelength levels, but clearly not the type of the declines we had seen two, three years ago.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Okay. Great. And then on the Latin American regulatory approval that will be necessary for the Level 3 transaction, can you clarify what – do you have to file with each government or how much filing do you have to do in Latin America?

<A – John McShane – General Counsel & Executive Vice President>: Donna, it’s John McShane. There’s two sets of filings we need to do in Latin America, one in Venezuela and the other in Brazil.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Okay. Great. Thanks.

Operator: [Operator Instructions] There appear to be no further questions at this time. I will turn the call back to you. Please continue with your presentation or closing remarks.

John J. Legere, Chief Executive Officer

Okay. We’ll close then. Thank you everyone for joining. We look forward to updating you again with our second quarter results. Thank you again.

Operator: Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and I ask that you please disconnect your line. Have a great day, everyone.